October 20, 2021

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington DC 20549

Attention: Ms. Melanie Singh

Re:	Energem Corp.
Registration Statement on Form S-1
Filed on September 10, 2021
File No. 333-259443

Dear Ladies and Gentlemen,

On behalf of Energem Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) issued on October 7, 2021 with respect to the above-referenced registration statement on Form S-1 filed on September 10, 2021 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common shares of the Company. The responses set forth below are based upon information provided to Rimon P.C. For convenience, we have included the specific comments and headings used in the Comment Letter. On behalf of the Company, we advise you as follows:

Registration Statement on Form S-1 filed on September 10, 2021

Exhibit 23.1, page 1

1. Please have your auditors file a properly worded consent in your next filing. Additionally, please update your reference to the name of your auditor in Item 16 of your registration statement.

Response: We acknowledge the Staff’s comments and have requested the consent from the Company’s auditors, which is filed with the Company’s revised S-1 and we have updated Item 16 accordingly.

Capitalization, page 79

2. We note that you are offering 10,000,000 shares of common stock as part of your initial public offering of units, but only show 9,238,953 shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 10,000,000 shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response: In response to the Staff’s comments, we amended the Company’s S-1 in particular the Capitalization table and elsewhere to make sure the Company’s securities are classified as permanent equity.

Please do not hesitate to contact Debbie Klis on (202) 935-3390 or on debbie.klis@rimonlaw.com of Rimon P.C. with any questions or comments regarding this letter.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc:	Mr. Swee Guan Hoo
Ameen Hamady
Wilson Lee
Erin E. Martin

1717 K Street NW, Suite 900, Washington, D.C. 20006

P: (202) 935-3390